H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

February 8, 2011

John J. Harrington, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:       ColorStars Group (the “Company”)

            Registration Statement on Form 10-12G/A

            Filed January 14, 2011

            File No. 000-54107

Dear Mr. Harrington:

            We are special securities counsel to the Company.

            We are in receipt of your letter (the “Letter”) from the staff of the Securities and Exchange Commission dated January 20, 2011 commenting on the Form 10-12G/A filed by the Company on January 14, 2011.

            We have reviewed the Letter and are currently, together with the Company, preparing a response thereto.   We expect to provide to you, on or before February 16, 2011, a response to your letter and file, as appropriate, an amendment to the Company’s Form 10-12G/A addressing each of the comments provided in your Letter.

            Please contact me directly should you wish to discuss the Company’s Form 10-12G/A or its response to your Letter.

                                                            Sincerely,

                                                            Joyce, Thrasher, Kaiser & Liss, LLC

                                                            /s/ H. Grady Thrasher, IV, Esq.

                                                            H. Grady Thrasher, IV, Esq.